UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _______

Commission file number: 001-12215

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

401(k) SAVINGS PLAN OF QUEST DIAGNOSTICS INCORPORATED

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

QUEST DIAGNOSTICS INCORPORATED
3 GIRALDA FARMS
MADISON, NJ 07940

401(k) Savings Plan of Quest Diagnostics Incorporated

Report of Independent Registered Public Accounting Firm

To the Employee Benefits Committee of the
401(k) Savings Plan of Quest Diagnostics Incorporated

We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings Plan of Quest Diagnostics Incorporated (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting.

Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the 401(k) Savings Plan of Quest Diagnostics Incorporated as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

New York, New York
June 21, 2016

401(k) Savings Plan of Quest Diagnostics Incorporated
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014
(in thousands)

	2015	2014
Assets
Investment in Master Trust, at fair value	$—	$170,828
Notes receivable from participants	—	2,898
Net assets available for benefits	$—	$173,726

The accompanying notes are an integral part of these financial statements.

401(k) Savings Plan of Quest Diagnostics Incorporated
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2015
(in thousands)

Additions to net assets attributed to:
Net investment income from Master Trust	$1,285
Interest income from notes receivable from participants	115

Contributions
Employer	4,195
Participants	8,385
Total contributions	12,580

Total additions	13,980

Deductions from net assets attributed to:
Benefits paid to participants	17,844
Administrative expenses	28
Total deductions	17,872

Net increase	(3,892)
Net transfers to other plans	(169,834)

Net assets available for benefits:
Beginning of year	173,726

End of year	$—

The accompanying notes are an integral part of these financial statements.

401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands)

1.    Description of the Plan

Background - The 401(k) Savings Plan of Quest Diagnostics Incorporated (the “Plan”) was established as a defined contribution plan by AmeriPath, Inc. (“AmeriPath” or the “Company”) and its affiliates to provide eligible employees with retirement benefits. AmeriPath is a wholly-owned subsidiary of Quest Diagnostics Incorporated (“Quest Diagnostics”). Effective January 1, 2009, the Plan was amended and restated. As of the effective date, the Plan was a “Safe Harbor” Plan sponsored by Quest Diagnostics, and the Company matching contribution was increased to 100% up to the first 4% of the participant's eligible compensation, as defined. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

Effective January 1, 2009, Quest Diagnostics and Fidelity Management Trust Company (“FMTC”) formed a master trust (“Master Trust”) to hold the assets of the Plan and The Profit Sharing Plan of Quest Diagnostics Incorporated on a commingled basis for investment purposes only.

On December 31, 2015, the Plan merged into The Profit Sharing Plan of Quest Diagnostics Incorporated. Primarily as a result of the merger, plan assets of $169,834 were transferred from the Plan to The Profit Sharing Plan of Quest Diagnostics Incorporated.

Eligibility and Participant Contributions - All eligible employees who had completed one month of service, as defined, were eligible to participate in the Plan. Participants could contribute an amount between 1% and 35% of their eligible compensation, as defined, for the contribution period. Catch-up contributions, as defined in the Internal Revenue Code, were permissible for eligible participants. Participants could modify their contribution percentage at any time.

Company Matching Contributions - The Company matched 100% of a participant's contribution, up to 4% of eligible compensation, in cash after the participant completed 12 months of service, as defined, with the Company. Company matching contributions were remitted to the Plan at the same time that the corresponding participants' contributions were remitted.

Participant Accounts - A separate individual account was established for each participant in the Plan. Each participant's account was credited with the participant's contributions and an allocation of the Company's contributions, plus actual earnings thereon. Earnings were allocated by fund based on the ratio of the participant's account invested in a particular fund to all participants' investments in that fund.

Vesting - Participants immediately vested in their voluntary contributions made during any period as a Plan participant and Company matching contributions made after January 1, 2009, plus actual earnings thereon. Vesting in the portion of a participant's account related to Company matching contributions made prior to 2009, plus actual earnings thereon, was based on years of service, as defined by the Plan. Certain participants who were active in plans sponsored by previous employers had vesting requirements applied to their previous employer contribution accounts consistent with the vesting requirements in effect before the assets were merged into the Plan.

Investment Options - Participants could elect to have their voluntary contributions and Company matching contributions invested in any or all of the available investment funds, most of which are managed by Fidelity Management & Research Company (“FMRC”). Participants could also elect to have their voluntary contributions and Company matching contributions invested in shares of the Quest Diagnostics Stock Fund. Participants had the ability to modify their investment elections daily, subject to certain short-term trading restrictions imposed by FMRC and Quest Diagnostics' securities trading policy, which prohibits trading in the Quest Diagnostic's common stock on a short-term basis and while in possession of material non-public information about Quest Diagnostics.

Participants could not contribute greater than 25% per pay period of pre-tax contributions into the Quest Diagnostics Stock Fund. In addition, participants could transfer monies into the Quest Diagnostics Stock Fund only to the extent the percentage of holdings in the Quest Diagnostics Stock Fund after the transfer remains below 25% of the participant's entire account balance.

401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) - continued

Participants could elect to receive their dividends on investments in the Quest Diagnostics Stock Fund as a taxable cash payment or to have those dividends automatically reinvested.

Master Trust - FMTC was designated as the trustee of the Master Trust and was responsible for the investment, reinvestment, control, and disbursement of the funds and portfolios of the Plan and The Profit Sharing Plan of Quest Diagnostics Incorporated.

Distribution Options - Participants could elect to have their benefit distributions, equal to the value of the vested portion of their account balance, paid in the form of a lump sum distribution, a direct rollover into another eligible retirement plan or traditional individual retirement account, installment payments, or for appropriate assets, an annuity.

Withdrawals - Withdrawals could be made for qualified emergencies, as defined in the Internal Revenue Code. Depending upon the type of withdrawal and the status of the contribution, penalties upon withdrawal applied. Participants could also begin to make withdrawals without penalty at age 59 ½, subject to certain limitations as defined by the Plan.

Forfeitures - Employer contributions in forfeited nonvested accounts could be used to reduce future employer contributions or pay the Plan's expenses. The forfeiture account was not material as of December 31, 2015.

Parties-in-Interest - Certain investments of the Master Trust as of December 31, 2015 and 2014 included shares of mutual funds, a money market fund, and a collective fund managed by FMRC. These transactions qualified as party-in-interest transactions. As of December 31, 2015 and 2014, Master Trust investments with a fair value of $2,743,843 and $2,705,941, respectively, were managed by FMRC.

The Company also was a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Quest Diagnostics Stock Fund transactions qualified as party-in-interest transactions. As of December 31, 2015 and 2014, the total fair value of the Master Trust's investment in the Quest Diagnostics Stock Fund was $270,859 and $267,289, respectively. During 2015, total purchases and sales of Quest Diagnostics stock by the Master Trust were $20,757 and $34,104, respectively.

Notes Receivable from Participants - Participants were permitted to obtain loans in amounts not less than one thousand dollars and up to the lesser of (1) fifty thousand dollars, subject to certain limitations as defined by the Plan, or (2) 50% of the participant's vested portion of their account value. Except with respect to pre-existing loans transferred or merged into the Plan, a participant could have only one outstanding loan at a time and loans were repayable over a period of up to five years, unless the proceeds were used to purchase a primary residence, in which case a period of up to ten years was permitted. Loans were secured by one-half of a participant's vested account balance and bore interest at prime plus 1%. Principal and interest were repaid to the Plan through payroll deductions. Participants could elect to pay the entire outstanding balance of a loan directly to FMTC. Actively employed participants could also submit a partial loan repayment directly to FMTC outside the normal payroll deductions, accelerating the payoff date. Participants who are no longer active employees could continue to repay outstanding loan balances directly to FMTC.

In addition, notes receivable from participants qualified as party-in-interest transactions. As of December 31, 2015 and 2014, the carrying value of the Master Trust's notes receivable from participants was $93,172 and $94,477, respectively.

Tax Status - The Internal Revenue Service ("IRS") determined and informed the Company by letter dated September 22, 2014, that the Plan was designed in accordance with applicable sections of the Internal Revenue Code. The Plan Sponsor believes that the Plan continued to be designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes was included in the Plan's financial statements.

Accounting principles generally accepted in the United States (“GAAP”) required the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan took an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator analyzed the tax positions taken by the Plan, and concluded that as of December 31, 2015 and 2014 there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan was subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress. The Plan Administrator believed it is no longer subject to income tax examinations for years prior to 2013.

401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) - continued

Plan Administration - The Plan Administrator was the Employee Benefits Committee, which is appointed by Quest Diagnostics' Board of Directors. The Plan's trustee and record keeper are FMTC and Fidelity Investments Institutional Operations Company, Inc., respectively.

Administrative Expenses and Other Fees - Accounting fees and certain administrative expenses of the Plan could be paid by the Plan or the Company. Loan origination and certain distribution fees were charged against participant accounts.

Management Fees - Management fees and operating expenses charged to the Plan for investments in the mutual funds were deducted from income earned on a daily basis and were not separately reflected. Consequently, management fees and operating expenses were reflected as a reduction of investment return for such investments.

Termination - Prior to the final transfer of the Plan's assets to The Profit Sharing Plan of Quest Diagnostics Incorporated on December 31, 2015, the Company reserved the right to change or discontinue the Plan at its discretion. If the plan was terminated prior to the merger on December 31, 2015, participants would have become fully vested in their rights under the Plan or if Company contributions were completely discontinued.

2.    Summary of Significant Accounting Policies

Basis of Presentation - The Plan maintained its financial records on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provided for participant-directed investment of their voluntary contributions and Company matching contributions in a number of investment funds. Certain underlying investment securities were exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, changes in these risks could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Benefits - Benefits were recorded when paid.

Valuation of Investments - Investments were stated at fair value at year end, including the Managed Income Portfolio II Class 3 fund (the “Collective Fund”). There were no restrictions as to redemption of these investments and the Plan did not have any contractual obligations to further invest in any of the individual funds as of December 31, 2015.

Refer to Note 4 for additional information related to the valuation of Master Trust investments.

Notes Receivable From Participants - Notes receivable from participants were valued at their unpaid principal balance, plus any accrued but unpaid interest. Interest income from notes receivable from participants was recorded on an accrual basis.

Security Transactions and Investment Income - Purchases and sales of securities by the Master Trust were recorded on a trade-date basis. Dividend income was recorded by the Master Trust on the ex-dividend date. Interest income from investments and notes receivable from participants was recorded by the Master Trust as earned on the accrual basis.

Net investment income from Master Trust represented the Plan's share of the dividends, interest, and net realized and unrealized gains on investments held by the Master Trust.

New Accounting Standards - In May 2015, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU"), which removes the requirement to categorize within the fair value hierarchy investments whose fair values are measured at net asset value using the practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Instead, an entity would be required to include those investments as a reconciling item so that the total fair

401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) - continued

value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted, and requires retrospective application. The adoption of this ASU will not have a material impact on the financial statements.

In July 2015, the FASB issued an ASU, which simplifies the certain disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments that represent 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by investment type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type. However, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II of the ASU require retrospective application. The Company elected to early adopt the ASU as of December 31, 2015. The presentation of the financial statements and accompanying notes have been changed to reflect such adoption.

3.    Master Trust

The Plan's investments were held in the Master Trust, which was established for the investment of assets of the Plan and The Profit Sharing Plan of Quest Diagnostics Incorporated. Each participating retirement plan had an interest in the Master Trust. The assets of the Master Trust are held by FMTC.

The value of the Plan's interest in the Master Trust was based on the beginning of year value of the Plan's interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. As of December 31, 2015 and 2014, the Plan owned 0.0% and 5.0% of the assets in the Master Trust, respectively (see Note 1: Background for details regarding the merger of the Plan into The Profit Sharing Plan of Quest Diagnostics Incorporated). Net investment income associated with the investments of the Master Trust was allocated to the Plan based upon the Plan's participation in the investments that comprise the Master Trust and expenses of administering the Plan, including fees and expenses of the Trustee, could be charged to the Plan. Investment fees were charged against the earnings of the funds and portfolios.

The following table presents the net assets of the Master Trust as of December 31:

	2015	2014
Investments, at fair value:
Mutual funds	$2,876,457	$2,845,696
Quest Diagnostics Stock Fund	270,859	267,289
Collective Fund	226,602	228,933
Money market fund	38,773	40,332
Total investments	3,412,691	3,382,250
Notes receivable from participants	93,172	94,477
Total net assets of the Master Trust	$3,505,863	$3,476,727

401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) - continued

The following table presents the net investment income of the Master Trust for the year ended December 31, 2015:

Interest and dividends	$152,552
Realized and unrealized gains / (losses)	(95,324)
Other income	3,151
Net investment income	60,379
Interest income from notes receivable from participants	3,951
Net investment income of the Master Trust	$64,330

4.    Fair Value Measurements

Fair value measurements are based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, and are determined by either the principal market or the most advantageous market.

Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for fair value measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.

Level 1:	Quoted prices in active markets for identical assets or liabilities.

Level 2:
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3:	Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The following tables provide a summary of the assets in the Master Trust that are measured at fair value on a recurring basis:

		Basis of Fair Value Measurements
December 31, 2015	Total	Level 1	Level 2	Level 3
Mutual funds	$2,876,457	$2,876,457	$—	$—
Quest Diagnostics Stock Fund	270,859	270,859	—	—
Collective Fund	226,602	—	226,602	—
Money market fund	38,773	—	38,773	—
Total investments	$3,412,691	$3,147,316	$265,375	$—

December 31, 2014	Total	Level 1	Level 2	Level 3
Mutual funds	$2,845,696	$2,845,696	$—	$—
Quest Diagnostics Stock Fund	267,289	267,289	—	—
Collective Fund	228,933	—	228,933	—
Money market fund	40,332	—	40,332	—
Total investments	$3,382,250	$3,112,985	$269,265	$—

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at December 31, 2015 and 2014.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end reported on an active market.

Quest Diagnostics Stock Fund: Valued at the closing price reported on the active market on which the individual securities are traded.

Collective Fund: The Collective Fund invested in short-term bonds, fixed income securities or bond funds and derivative instruments. The Collective Fund also invested in third party wrap contracts designed to permit the use of book value accounting to maintain a constant NAV of $1.00 per unit, although there was no guarantee that it would be able to maintain that value. The Collective Fund also utilized the wrap contracts to provide for the payment of participant-directed withdrawals and exchanges at book value under most circumstances. Interest income was credited to the Collective Fund under the wrap contracts; investment gains and losses were not recognized immediately but rather recognized over time by adjusting the interest rate credited to the Collective Fund. The Collective Fund could also purchase investment contracts offered by insurance companies and other approved financial institutions that provide for the payment of a specified rate of interest to it and the repayment of interest at maturity. The fair value of the Collective Fund was primarily derived from inputs other than quoted prices that were observable and were therefore classified within Level 2 of the fair value hierarchy.

Money market fund: Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods were appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

5.    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the Plan's net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014:

Net assets available for benefits per the financial statements	$173,726
Add: adjustment to fair value from contract value for fully benefit-responsive investment contracts	190
Net assets available for benefits per the Form 5500	$173,916

The following is a reconciliation of the Plan's net investment income per the financial statements to the Form 5500 for the year ended December 31, 2015:

Net investment income from Master Trust per the financial statements	$1,285
Less: prior year adjustment to fair value from contract value for fully benefit-responsive investment contracts	(190)
Investment income per the Form 5500	$1,095

401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) - continued

6.    Subsequent Event

On December 31, 2015, the Plan merged into The Profit Sharing Plan of Quest Diagnostics Incorporated. As a result, the Master Trust Agreement was amended to become a single trust of The Profit Sharing Plan of Quest Diagnostics Incorporated effective January 1, 2016.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor of the 401(k) Savings Plan of Quest Diagnostics Incorporated has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

June 21, 2016

401(k) Savings Plan of Quest Diagnostics Incorporated

By:	/s/ Mark J. Guinan
Mark J. Guinan
Senior Vice President, Chief Financial Officer and Member of the Quest Diagnostics Incorporated Employee Benefits Committee